Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California, 92821
Tel : (714) 482-9750
Fax : (714) 482-9751

February 7, 2005

TO:

MR. MICHAEL MCTIERNAN, STAFF ATTORNEY
Tel: (202) 824-5445
Fax: (202) 942-9635

Securities Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549

RE:    DATASCENSION, INC.
       AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM SB-2
       FILED January 30, 2006
       REGISTRATION NO. 333-121851

Dear Mr. McTiernan,

Here follows our responses to your comment letter dated February 7, 2006.

Audited Financial Statements

General

   1. We note that in your previously filed periodic reports management has concluded that your disclosure controls and procedures are effective. Please advise how you considered the adequacy of this disclosure in light of the material errors you have disclosed.

Management is of the opinion that while the restatements were made to the financial statements, the company still maintains effect controls over its financial statements. This restatement is viewed as a one-time error and is not reflective of the controls in place. The one time error in the accounting treatment was due to a previous interpretation of accounting rules which had subsequently changed. We still feel that our controls and procedures are effective. Our restated filings will address this issue to state management's believe as discuss above.


Statement of Cash Flows

   2. We note that you have classified changes in derivative and warrant liabilities within net cash used in financing activities. Please re-class the changes to show theses amounts as a non-cash adjustment to reconcile net income to net cash provided by operating activities. Additionally, please apply this comment to the statements of cash flows within all of your filings, as appropriate.

The statement of cash flows included in the SB-2, as well as in all of our filings will been updated to reflect this change.

Exhibits 23.1 and 23.2

   3. Please update the auditor consent to reflect the dual-dated opinions on the financial statements.

The revised auditor consent reflecting the dual-dated opinions has been included.


Part II: Undertakings

   4. Please  include  the undertaking required by Item 512(g)(2) of Regulation
      S-B.

We have included the respective undertaking in our amended SB-2.

If you have any questions or concerns regarding this comment letter or our filing, please do not hesitate to contact the following individual.

Best regards,
Datascension, Inc.

/s/ Scott Kincer

Scott Kincer
President / CEO
Tel 714-482-9750
Fax 714-482-9751